

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 17, 2009

Mr. John D. Gibbons
Senior Vice President
W&T Offshore, Inc.
Nine Greenway Plaza, Suite 300
Houston, Texas 77046

  Re: **W&T Offshore, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed March 2, 3009
     File No. 1-32414

Dear Mr. Gibbons:

  We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors

If we are not able to replace reserves, we may not be able to sustain production, page 14

1. This risk factor appears to be repetitive of risks addressed in a preceding risk factor on the previous page, "Relatively short production periods…" Please remove duplicative disclosure or tell us why you believe that it is appropriate to provide both risks.

We will be controlled by Tracy W. Krohn…., page 24

2.   The last paragraph of this risk factor discusses a different risk – not having to comply with certain NYSE rules - than that identified in your heading. Present this matter as a separate risk.

3.   In that regard, delete the fourth sentence as it mitigates the risk that you are trying to present.

Executive Officers of the Registrant, page 32

4.   Briefly describe the business experience during the past five years for John D. Gibbons.

Selected Historical Financial Information, page 36

5.   We note that you define the non-GAAP measure, EBITDA, as net income (loss) plus income tax expense (benefit), net interest expense (income), depreciation, depletion, amortization and accretion, and impairment of oil and natural gas properties. However, the inclusion of impairment in this measure does not correspond to the definition in Item 10(e)(ii)(A) of Regulation S-K. We believe it will be necessary for you to re-label the measure to be more appropriately representative of the measure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 40

6.   In the second paragraph, indicate your five-year rate of return on shareholders' equity.

7.   In the first full paragraph on page 42, indicate why you selected a weighted average rate of 8.1%

Impairment of oil and natural gas properties, page 43

8.   Briefly explain the full cost ceiling test or provide a cross-reference to its discussion in the notes to the financial statements.

Financial Statements, page 57

Note 1 – Significant Accounting Policies, page 65

Oil and Gas Properties and Equipment, page 66

9.   We note your disclosure indicating that the ceiling test is performed by comparing
        net capitalized costs of oil and gas properties (including capitalized asset
        retirement obligations), net of related deferred income taxes to the present value
        of estimated future net revenues from proved reserves discounted at 10%, net of
        related tax effects, plus the cost of unproved oil and gas properties. Please revise
        your disclosure under this heading and in your critical accounting policy
        discussion on page 52 to clarify whether you are differentiating between the costs
        of unproved properties subject to amortization and the costs of unproved
        properties not subject to amortization in conducting your ceiling tests, with details
        sufficient to understand how your method compares to the requirements set forth
        in Rule 4-10(c)(4) of Regulation S-X.

Note 2 – Asset Retirement Obligations, page 70

10.   We note your disclosure under this heading, and on page 47 of your MD&A, that
        as of December 31, 2008 you increased your asset retirement obligations by
        approximately $37.0 million as a result of damage to your facilities caused by
        Hurricane Ike. Further, we note the disclosure in Note 4 of your interim report
        for the fiscal quarter ended September 30, 2009 that you increased your asset
        retirement obligations by approximately $63.1 million during the nine months
        ended September 30, 2009 for the dismantlement of two platforms toppled by the
        Hurricane and the plugging and abandonment of the wells. We understand that
        the two platforms which were toppled by the Hurricane were deemed total losses.

        Tell us why you believe including these costs in your asset retirement obligations
        is consistent with the guidance in paragraphs 2, and A10 through A13 of SFAS
        143, and explain how you concluded that neither SFAS 5 nor SFAS 144 would
        apply to the losses described in your situation. If you believe that you are able to
        support your accounting under SFAS 143, please submit a schedule showing the
        composition of amounts reflected in the related amounts booked to your asset
        retirement obligation, and confirm the positioning of the corresponding debits in
        your financial statements.

Note 7 – Fair Value Measurement, page 74

11.   We note your disclosure stating that as of December 31, 2008 the only item on your balance sheet to which SFAS 157 applied was your interest rate swap. Please tell us why you believe that SFAS 157 would not also apply to your long-term debt.

Definitive Proxy Statement filed on Schedule 14A

12.   Please confirm that you will comply with these comments in future filings. Provide with copies of your proposed revisions.

13.   We note that in the first bullet point on page 22; the third paragraph on page 23; and the second paragraph on page 26, you refer to "comparable companies," "other companies" and "published compensation survey sources." Please advise us whether these are the same companies referred to in the fourth paragraph under "Market Analysis." If not, identify the companies that you are referring to.

Incentive Compensation, page 23

14.   Clarify what performance targets, if any, you have set for employees to receive compensation from the General Bonus pool.

15.   In the third paragraph on page 24, explain why the Compensation Committee modified the 2008 G&A expense containment target.

Setting Executive Compensation, page 26

16.   We note that Mr. Krohn's bonus award was increased to $500,000 from $250,000 after the Compensation Committee found that his annual bonus was below "the relevant median." We also note that you only relied on the Towers Perrin data for base salary adjustments. Please provide details about the median being used for Mr. Krohn's bonus.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information.

Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing."]

You may contact Tracie Towner at (202) 551-3744, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director